82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Thu 11 Mar 2004 11:19:32 PM EST

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Copy of the notification of the date of the Annual General Meeting, lodged today with the Australian Stock Exchange

Number of pages (incl. cover sheet): 2

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

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dlw 3/15

Santos Ltd
A.B.N. 80 007 550 923
Santos House
Level 29
91 King William Street
Adelaide SA 5000
GPO Box 2455
Adelaide SA 5001
Telephone: (08) 8218 5138
Facsimile: (08) 8218 5633

Santos

12 March 2004

Company Announcements Office
Australian Stock Exchange

Re: Santos Ltd : Date of AGM

Pursuant to listing rule 3.13.1, notice is hereby given that the 2004 Annual General Meeting of Santos Ltd will be held on Friday 7 May, 2004 in the Auditorium at The Adelaide Town Hall Function Centre, 128 King William Street, Adelaide, South Australia commencing at 10.00 a.m.

M.G. Roberts
Company Secretary